Based on the True Story of Three Christian Prisoners Who Face Execution in a Third World Country



firingsquadfilm.com New York, NY      B2B   Minority Founder   Film   Media

Highlights

1 In Theaters Nationwide on August 2, 2024

2 All investments are used to cover the TV, Radio, billboard, and digital advertising expenses.

3 We want to win 1 million people to Jesus through this film to:Join the 'One Million Souls for Christ

4 The filmmakers have been supported by Cru, Calvary Chapel, Greg Laurie, Kay Arthur, Fish Radio, NRB

5 Supported by the Marketing Teams behind 'The Passion of the Christ', 'Son of God', 'Sound of Freedom

6 Our goal is for the film to open as the #1 movie at the box office nationwide in August 2024!

7 We aspire to provide comfort and hope to individuals confronting their own firing squad.

Featured Investor

J Wesley Earley
Syndicate Lead

[Follow]

Invested $30,000 ⓘ

MD, MBA

"As a family physician and born-again Christian, I deal daily with people's physical, emotional, and spiritual well-being. Movies like 'The Firing Squad', especially when they are true events and point to the reality of the salvation all people can find in Jesus, are crucial to providing hope to a downtrodden world. I am eager to see the results of the "1 Million Souls for Christ' campaign that 'The Firing Squad' is doing. Please support this important film in any way you can. Hebrews 6:10 says "God is not unjust; He will not forget your work and the love you have shown Him as you have helped his people"."

Our Team



Epoch Times / Epoch Studios Producer

The Epoch Times is the 4th largest media group in the Country. It's mission is dedicated to creating and supporting faith-based and inspirational movies on a world-wide scale.



Kevin Sorbo Executive Producer

World-renowned Christian Film and TV Star, Best-Selling author; Fox News contributor Kevin plays the lead of the pastor facing execution in a third-world country.



Tim Chey Director

One of the top faith-based producer/directors in the U.S. of over 15 feature films, Timothy Chey, has an extraordinary number of commercially successful and critically acclaimed credits to his name.

Aiming for #1 at the Box Office this

August 2024!

It is based on the true story of three Christian prisoners who face execution and bring the entire prison camp to Christ.

See the incredible reactions to the movie from LA to Nashville below.

Your investment could help save people!













Please note we are only raising up to $5M through Wefunder.

INVESTMENT TERMS

After the first dollar is paid back to all investors, then 20% of the profit goes to all investors pro rata.

Earn Perks When You Invest!

Invest $100

Get exclusive behind-the-scenes content & and get updated.

Invest $500

One-Year Full Access to The Epoch Times digital platform: Stay informed anytime, anywhere, on any device with a seamless digital experience.

- Includes all previous perks.

Invest $1,500

- **Early Viewing:** Watch the full movie before its theatrical release.

- Includes all previous perks.

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- **Credit Roll Mention:** See your name in the end credits of 'The Firing Squad'.

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- **Exclusive Screener Event:** Join us virtually or in person for a special screening.

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Invest $20,000

- **Film Script:** Receive a hard copy of the official film script, with a credit mention.

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Invest $30,000

- **Associate Producer Credit:** Earn a title credit as an Associate

Producer.

(This perk is available until June 27, as we will begin sending the final movie to theaters on June 28.)

- Includes all previous perks.

Invest $1 million or more

- **Executive Producer Credit:** Earn an Executive Producer credit.

(This perk is available until June 27, as we will begin sending the final movie to theaters on June 28.)

- Includes all previous perks.



"FOR WHAT DOES IT PROFIT A MAN IF HE SHALL GAIN THE WHOLE WORLD AND LOSE HIS OWN SOUL?"

Matthew 16:26





QUICK SYNOPSIS

Based on the incredible true story of Christian prisoners who faced execution by firing squad in a third world country.

We open on the prison cell of Peter Low.

"My name is Peter Low. And I will be executed in two hours."



We flashback to his extraordinary life as a drug runner into China through Indonesia. He and his friends flew in private jets and gambled in Monte Carlo.



But it would all come crashing down with his arrest in Indonesia.







Once at the prison camp, he meets Captain Tanu – the hard-bitten warden.





In prison, Pastor Lynbrook (played by Kevin Sorbo) shares the Gospel with Peter. Peter refuses to listen and walks away.





He then hatches an escape plan with another prisoner named Samuel (Cuba Gooding, Jr) and Liu Fat. They pose as the media to escape.



STORY

Peter and and his friend Morgan attempt to escape via the subway in Jakarta, but is caught and brought back to the prison camp to face the ruthless Captain Tanu.









Thrown into solitary confinement with 4 days of no food or water, the only thing that saves him is the Bible.









Peter accepts Christ in a chapel headed by Pastor Lynbrook.



Soon after becoming born-again, Peter meets a missionary named Miriam. He falls in love with her.





Meanwhile Pastor Lynbrook and Liu Fat head to the firing squad to be executed.





Peter struggles with being the next to be executed.





As his day draws near, Peter marries Miriam in an emotional ceremony.



STORY

As they are led out to be executed, Peter and Samuel sing 'Amazing Grace' with the entire prisoners joining in.



Captain Tanu is stunned.





As Tanu shouts 'FIRE', none of the guards fire.



As Eddie asks the prisoners if anyone wants to accept Jesus Christ, no one goes forward. Feeling like a failure, Eddie closes the service until…..



…..he sees Captain Tanu coming forward to accept Jesus.







He stares stunned as Tanu falls to his knees. Miriam cries.



THE END

We dedicate this film to the Christians who were
executed by firing squad in Indonesia on April 29, 2015.

THE FIRING SQUAD



THE PASSION OF THE CHRIST

$612M GROSS

MARKETING BUDGET $20M



HACKSAW RIDGE

$175M GROSS

MARKETING BUDGET $25M



HEAVEN IS FOR REAL

$101M GROSS

MARKETING BUDGET $10M



THE SHACK

$81M GROSS

MARKETING BUDGET $9M

THE FIRING SQUAD

TOP GROSSING HIGHEST FAITH FILMS



MIRACLES FROM HEAVEN

$74M GROSS

MARKETING BUDGET $7M



SON OF GOD

$68M GROSS

MARKETING BUDGET $6M



WAR ROOM

$68M GROSS

MARKETING BUDGET $6M



GOD'S NOT DEAD

$63M GROSS

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THE FIRING SQUAD

TOP GROSSING HIGHEST FAITH FILMS



SOUL SURFER

$47M **GROSS**

MARKETING BUDGET $6M



THE NATIVITY STORY

$46M **GROSS**

MARKETING BUDGET $10M



RISEN

$46M **GROSS**

MARKETING BUDGET $8M



COURAGEOUS

$34M **GROSS**

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THE FIRING SQUAD

TOP GROSSING HIGHEST FAITH FILMS



FIREPROOF

$33M
GROSS



SOUND OF FREEDOM

$56M
GROSS



GROSS

MARKETING BUDGET $4M



GROSS

MARKETING BUDGET $7M



JESUS REVOLUTION

$250M
WORLDWIDE GROSS

MARKETING BUDGET $5M

TOP 13 HIGHEST GROSSING FAITH FILMS.
PUBLISHED MAY 10, 2017
BY FOX NEWS

**comparisons not indicative of predicted performance

THE FIRING SQUAD

WHO WE WORK WITH

WE'VE WORKED WITH AND PARTNERED WITH SOME OF THE WORLD'S LARGEST FAITH-BASED ORGANIZATIONS IN THE WORLD FOR THE PAST 22 YEARS:












THE FIRING SQUAD

SUCCESS OF OUR LAST FAITH-BASED FILM
'SLAMMA JAMMA'





'Slamma Jamma' was released in 502 theaters last March 24, 2017. It's about a basketball player who finds God in prison and wins the national slam dunk competition. Based on a true story.

Our 22 year relationship with all the major theaters allowed us to get into 502 theaters in all the major cities (LA, NYC, Chicago, Miami, San Francisco, Dallas, Atlanta, etc) without any help from the studios:

By not going with a studio right away, we were able to keep 100% of the box office take as opposed to going with a typical studio deal and getting a minimal percentage.

It is a lot of work. You have to replicate the studio advertising which we did with only $1.3 million in P&A to work with. Yet we pulled it off successfully – all thanks to God.

THE FIRING SQUAD

CASE STUDY

PR

We Hired Over 20 Local and National Publicists Who Helped Us with TV Interviews in Almost All the Major Cities:







"SLAMMA JAMMA" star Porter Maberry shares movie details with G...
Can faith and determination help reconcile the past and bring hope to the future? That's the question asked of Michael Diggs played by viral slam



Stephen A. Smith Endorsement of 'Slamma Jamma' movie
Stephen A. Smith's endorsement of 'Slamma Jamma' on ESPN Radio. 'Sl...










THE
FIRING SQUAD
CASE STUDY

BILLBOARDS WERE TAKEN OUT IN MANY OF THE MAJOR CITIES:

LOS ANGELES


NASHVILLE


HOUSTON


DALLAS


CHICAGO


SAN DIEGO


ATLANTA


OAKLAND


THE
FIRING SQUAD
CASE STUDY

SUBWAYS, NEWSPAPERS, AND EVEN A LIVE HALF-TIME SHOW AT THE LA CLIPPERS:










Theater Displays in Most of the 502 Theaters:




We Ran a National 30 Second Commercial for the 2017 NBA All-Star Game:



We Even Sponsored the Super Bowl Show for BET TV:



SUCCESSFUL FILM LAUNCH

According to Box Office Mojo we were #11 in the nation:

			Weekend Box Office					**March 24-26, 2017**	Weekend

TW	LW	Title (click to view)	Studio	Weekend Gross	% Change	Theater Count / Change	Average	Total Gross	Budget*	Week #
1	1	Beauty and the Beast (2017)	BV	$90,426,717	-48.3%	4,210	-	$21,479	$319,032,604	$160	2
2	N	Power Rangers (2017)	LGF	$40,300,288	-	3,693	-	$10,913	$40,300,288	$100	1
3	2	Kong: Skull Island	WB	$14,670,653	-47.3%	3,666	-180	$4,002	$133,747,891	$185	3
4	N	Life (2017)	Sony	$12,501,936	-	3,146	-	$3,974	$12,501,936	$58	1
5	3	Logan	Fox	$10,334,390	-42.0%	3,163	-524	$3,267	$201,644,986	$97	4
6	4	Get Out	Uni.	$8,851,845	-34.1%	2,474	-585	$3,578	$147,649,880	$4.5	5
7	N	CHiPs	WB	$7,723,802	-	2,464	-	$3,134	$7,723,802	$25	1
8	5	The Shack	LG/S	$3,859,551	-33.7%	2,330	-495	$1,656	$49,146,595	-	4
9	6	The LEGO Batman Movie	WB	$2,100,951	-54.3%	1,636	-1,297	$1,283	$170,972,203	$80	7
10	7	The Belko Experiment	BH Tilt	$1,878,370	-54.6%	1,341	-	$1,401	$7,648,935	$5	2
11	N	Slamma Jamma	RivR	$1,687,000	-	502	-	$3,361	$1,687,000	-	1
12	8	Hidden Figures	Fox	$753,140	-48.9%	640	-522	$1,177	$167,015,012	$25	14

NEXT STEPS

PLEASE CONTACT US IF YOU HAVE ANY QUESTIONS: 424 360 9306

RIVERRAIN PRODUCTIONS

1999 Avenue of the Stars
Century City, CA 90067
Tel: 424 388 0058
Fax: 424 388 2231

EPOCH STUDIOS

Epoch Studios
229 W 28 ST. #500
New York, NY 10001

FiringSquadFilm.com

*The goal is to release in August, but the date may be subject to change. At this moment in time, we are 100% committed to release it in August 2024.